

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



02003946

Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-47036

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

3/8/02 PV

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RBC Centura Securities, Inc.

RECD S.E.C.
MAR 01 2002
535

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1405 Centura Highway
(No. and Street)

Rocky Mount	North Carolina	27804
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph G. Manning (704)686-1453
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoppers LLP
(Name — *if individual, state last, first, middle name*)

Bank of America Corporate Center, 100 N. Tryon Street, Suite 5400, Charlotte, NC 28202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph G. Manning, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RBC Centura Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Joseph G. Manning
Signature

Chief Operating Officer & CFO
Title

Notary Public
My commission expires May 26, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



PricewaterhouseCoopers LLP
Bank of America Corporate Center
100 N. Tryon Street, Suite 5400
Charlotte NC 28202
Telephone (704) 344 7500
Facsimile (704) 344 4100

Report of Independent Accountants

To the Board of Directors and Shareholder of
RBC Centura Securities, Inc:

In our opinion, the accompanying balance sheet and the related statements of income, of changes in shareholder's equity and of cash flows present fairly, in all material respects, the financial position of RBC Centura Securities, Inc. (the "Company"), an indirect wholly-owned subsidiary of RBC Centura Banks, Inc., at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 12, 2002

RBC Centura Securities, Inc.
(An indirect wholly-owned subsidiary of RBC Centura Banks, Inc.)
Financial Statements and Supplemental Information
December 31, 2001

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

RBC Centura Securities, Inc.
(An indirect wholly-owned subsidiary of RBC Centura Banks, Inc.)
Balance Sheet
December 31, 2001

Assets		
Cash and cash equivalents	$	178,517
Marketable securities, at fair value		7,871,398
Commissions receivable from clearing broker		443,118
Prepaid bonus		607,778
Premises and equipment, net		260,476
Other assets		324,301
Total assets	$	9,685,588
Liabilities and Shareholder's Equity		
Liabilities:		
Accounts payable to clearing broker		114,004
Accrued expenses		523,963
Total liabilities		637,967
Commitments and contingencies (Note 9)		-
Shareholder's equity:		
Common stock, no par value; 100 shares authorized, issued and outstanding		500,000
Additional paid-in capital		766,363
Retained earnings		7,781,258
Total shareholder's equity		9,047,621
Total liabilities and shareholder's equity	$	9,685,588

The accompanying notes are an integral part of these financial statements.

RBC Centura Securities, Inc.
(An indirect wholly-owned subsidiary of RBC Centura Banks, Inc.)
Statement of Income
For the Year Ended December 31, 2001

Revenues:	
Commissions and fees	$ 11,624,712
Other	1,201,982
Total revenues	12,826,694
Operating Expenses:	
Salaries and benefits	6,944,240
Occupancy and equipment	220,093
Fees to clearing brokers	1,002,426
Travel	181,568
Supplies	160,518
Telephone	188,659
Management fee to parent	348,000
Software subscription fees	172,547
Licensing expense	158,529
Other operating expense	533,525
Total operating expenses	9,910,105
Income before income taxes	2,916,589
Income tax expense	1,160,909
Net income	$ 1,755,680

The accompanying notes are an integral part of these financial statements.

RBC Centura Securities, Inc.
(An indirect wholly-owned subsidiary of RBC Centura Banks, Inc.)
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2001

	Number of shares	Common stock	Additional paid-in capital	Retained earnings	Total Shareholder's equity
Balance at December 31, 2000	100	$ 500,000	$ 746,750	$6,025,578	$ 7,272,328
Net income	-	-	-	1,755,680	1,755,680
Stock option plans and stock awards	-	-	19,613	-	19,613
Balance at December 31, 2001	100	$ 500,000	$ 766,363	$ 7,781,258	$ 9,047,621

The accompanying notes are an integral part of these financial statements.

RBC Centura Securities, Inc.
(An indirect wholly-owned subsidiary of RBC Centura Banks, Inc.)
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash flows from operating activities:	
Net income	$ 1,755,680
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization, net	149,935
Loss on sale of fixed assets	43
Broker retention bonus payments	(638,888)
Deferred income taxes	248,229
Decrease in commissions receivable	110,684
Decrease in other assets, net	124,470
Decrease in accounts payable to clearing broker	(9,493)
Decrease in accrued expenses	(472,704)
Net cash provided by operating activities	1,267,956
Cash flows from investing activities:	
Proceeds from sale of marketable securities	5,886,142
Purchases of marketable securities	(7,090,799)
Purchases of premises and equipment	(54,761)
Net cash used by investing activities	(1,259,418)
Net increase in cash	8,538
Cash and cash equivalents at beginning of period	169,979
Cash and cash equivalents at end of period	$ 178,517
Supplemental disclosures of cash flow information:	
Cash paid for income taxes	$ 624,050

The accompanying notes are an integral part of these financial statements.

1. Organization and Basis of Presentation

RBC Centura Securities, Inc. (the "Company") is a wholly-owned subsidiary of RBC Centura Bank (the "Parent") which is a wholly-owned subsidiary of RBC Centura Banks, Inc. At the close of business on June 5, 2001 Royal Bank of Canada ("Royal Bank"), a Canadian chartered bank, acquired all of the outstanding common stock of Centura Banks, Inc. ("Centura"). As a result of the transaction, Centura became a wholly-owned subsidiary of Royal Bank and was renamed RBC Centura Banks, Inc. ("RBC Centura"), while Centura Securities, Inc. ("Centura Securities") was renamed RBC Centura Securities, Inc. This transaction was accounted for as a purchase in accordance with generally accepted accounting principles. Push-down accounting was not applied to the Company's financial statements since it is a wholly-owned subsidiary and does not have public debt or equity securities outstanding. In addition, there were no significant fair value adjustments related to the assets and liabilities of the Company that were recorded by either the Company or RBC Centura.

The Company is incorporated in the state of North Carolina and is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires a defined minimum net capital and ratio requirement.

The Company primarily acts as an introducing investment broker-dealer offering a wide range of investment products to retail customers. The Company executes all of its customers' transactions through a clearing broker on a fully disclosed basis. The clearing broker also carries the Company's customers' accounts and securities.

2. Summary of Significant Accounting Policies

The accounting and reporting policies of the Company are in accordance with generally accepted accounting principles and conform to the rules and regulations of the SEC and the NASD for registered brokers and dealers. The more significant of these policies used in preparing the Company's financial statements are described below.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements. Actual results could differ from those estimates.

Securities Transactions and Commission and Fee Revenue

Customer securities transactions and the related commission and fee revenues and clearing expenses are recorded on a settlement date basis, which does not differ materially from a trade date basis. Revenues and expenses for customer securities transactions are recorded gross in the statement of income.

Income Taxes

The Company is included in the consolidated federal income tax return of RBC Centura, and computes its tax expense for federal income taxes using RBC Centura's federal income tax rate. A tax allocation agreement exists between the Company and RBC Centura. State income taxes are computed on a separate company basis.

Deferred income taxes are recorded for the temporary differences between the financial reporting basis and the tax basis of the company's assets and liabilities at enacted rates expected to be in effect when such amounts are realized or settled.

Cash and Cash Equivalents

Cash and cash equivalents include cash, which is held in a non-interest bearing demand deposit account of the Parent.

Marketable Securities

Marketable securities are carried at the acquisition price, which approximates fair value.

Commissions Receivable from Clearing Broker and Accounts Payable to Clearing Broker

Commissions receivable from the clearing broker represent amounts due for commissions and fees earned on customer transactions. Accounts payable to the clearing broker represent amounts payable for clearing expenses incurred on customer transactions. These amounts arise through normal business operations and are current in nature.

Prepaid Bonus

The Company established an incentive program in the current year to retain key brokers. These individuals received a bonus payout during 2001 that prospectively requires three years of continuing employment with the Company. Individuals leaving the company before the three year period elapses are required to repay the bonus pro-rata according to the portion of the term completed. Compensation expense recorded during 2001 for this plan was $31,110.

Premises and Equipment

Premises and equipment consist of furniture, fixtures and equipment and are stated at cost less accumulated depreciation of $670,168 at December 31, 2001. Depreciation is computed by the straight-line method over the estimated useful lives of the assets, which are generally from five to fifteen years.

3. Marketable Securities

Marketable securities at December 31, 2001 consisted solely of shares in a money market fund amounting to $7,871,398. The carrying value of this item approximated the fair value at December 31, 2001.

4. Income Taxes

The components of income tax expense are as follows:

Current:	
Federal	$ 723,556
State	153,124
	876,680
Deferred:	
Federal	234,484
State	49,745
	284,229
	$ 1,160,909

The income tax expense differs from the amount computed by applying the federal income tax rate of 35% to income before income taxes as follows:

	Amount	Percent
Income tax expense at federal rate	$ 1,020,807	35.00 %
Increase in income taxes resulting from:		
Nondeductible meals and entertainment expenses	8,238	0.28
State income taxes, net of federal income tax benefit	131,864	4.52
	$ 1,160,909	39.80 %

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets (liabilities), which are included in other assets on the balance sheet are as follows:

Deferred tax assets:		
Deferred compensation	$	64,379
Pension		59,360
Depreciation		5,227
Other		6,765
Total gross deferred tax assets		135,731
Deferred tax liabilities:		
Depreciation		-
Other		269
Total gross deferred tax liabilities		269
Net deferred tax asset	$	135,462

Recognition of deferred tax balance sheet amounts is based on management's belief that it is more likely than not that the tax benefit associated with certain temporary differences will be realized. A valuation allowance is recorded for those deferred tax items for which it is more likely than not that realization will not occur. There was no valuation allowance as of December 31, 2001.

5. Related Party Transactions

RBC Centura charges the Company for certain expenses in the form of a management fee. The management fee paid by the Company to RBC Centura was $348,000 during 2001.

At December 31, 2001, the Company's cash was held in a non-interest bearing demand deposit account at the Parent.

6. Employee Benefit Plans

RBC Centura sponsors a noncontributory, qualified defined benefit pension plan (the "Pension Plan") covering substantially all full-time employees, including the employees of the Company. Benefits are determined by applying a benefit ratio to the employees' average compensation for each year of participation. The Pension Plan is funded using the Projected Unit Credit method. Annual contributions consist of a normal service cost amount and an amortization amount of prior service costs. Net periodic pension expense related to the Pension Plan is determined by an independent actuary, and is allocated to the Company based on the relative cost of providing the benefits to its employees. The Company recognized pension expense of $91,532 during 2001. The Pension Plan was amended to cease benefit accruals effective April 30, 2001 for all participants except those who satisfy certain "grandfather" rules. As of April 30, 2001, no additional employees were to become eligible to participate in the Pension Plan. As a result of the merger with Royal Bank, the Pension Plan was merged into the corresponding frozen pension plan of Royal Bank on December 31, 2001.

RBC Centura also sponsors a defined contribution plan (the "401(k) Plan"), covering substantially all full-time employees, including the employees of the Company. The 401(k) Plan permits eligible employees to make contributions, with the Company matching 100 percent of contributions up to 6 percent of the employee's eligible compensation. The 401(k) Plan is available for full-time employees after completion of six months consecutive service or for part-time employees after completion of 1,000 hours of service during a consecutive 12-month period. During 2001, 401(k) Plan expense for matching contributions of the Company totaled $232,723.

7. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments," requires the disclosure of estimated fair values for financial statements. The Company's financial instruments are short-term financial instruments with carrying amounts which approximate fair value. These financial instruments generally expose the Company to limited credit risk and are short-term in nature.

8. Commitments and Contingencies

The Company is a defendant in or party to a number of pending legal actions and is also currently the subject of certain state and Federal regulatory inquiries. Management believes, based upon the advice of counsel, that the actions and liability of loss, if any, resulting from the final outcome of these proceedings, will not have a material effect on the Company, in the aggregate.

In the normal course of business, securities transactions of brokerage customers of the Company are introduced and cleared through a clearing broker on a fully disclosed basis. Pursuant to an agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions.

9. Net Capital Requirements

Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2001, the Company had net capital of $7,797,638 which was $7,547,638 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.07 to 1.

Schedule I

RBC Centura Securities, Inc.
(an indirect wholly-owned subsidiary of RBC Centura Banks, Inc.)

Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001

Aggregate indebtedness:		
Accounts payable and accrued liabilities	$	499,579
Net capital:		
Total shareholder's equity	$	9,047,621
Less non-allowable assets:		
Premises and equipment, net		260,476
Prepaid expenses and other assets		696,617
Deferred taxes		135,462
Haircut on securities		157,428
Net capital		7,797,638
Capital requirement		250,000
Excess net capital	$	7,547,638
Ratio: Aggregate indebtedness to net capital		0.07 to 1

Reconciliation with Company's Computation

Included in Part IIA of Form X-17A-5 as of December 31, 2001:		
Net capital as reported in Company's Part IIA (unaudited) FOCUS Report	$	7,774,146
Miscellaneous audit adjustments		23,492
Net capital, as adjusted	$	7,797,638

Schedule II

RBC Centura Securities, Inc.
(A wholly-owned subsidiary of RBC Centura Bank)

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under the exemptive provisions in paragraph (k)(2)(ii) of that Rule.



PricewaterhouseCoopers LLP
Bank of America Corporate Center
100 N. Tryon Street, Suite 5400
Charlotte NC 28202
Telephone (704) 344 7500
Facsimile (704) 344 4100

Report of Independent Accountants on Internal Control
Required By SEC Rule 17a-5

To the Board of Directors and Shareholder of
RBC Centura Securities, Inc.

In planning and performing our audits of the financial statements and supplemental schedules of RBC Centura Securities, Inc. (the "Company") for the year ended December 31, 2001 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, the shareholder, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 12, 2002